SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Braskem S.A. (“Braskem” or “Company”), in addition to the information disclosed in the Material Fact published on December 7, 2010, hereby announces that its shareholders and the shareholders of its subsidiary Quattor Petroquímica S.A. (“Quattor Petroquímica”), meeting in respective shareholders’ meetings on December 27, 2010, approved the merger of Quattor Petroquímica’s shares into Braskem, after which Quattor Petroquímica became a wholly owned Braskem subsidiary (“Merger of Shares”).

In view of the approval of the Merger of Shares, Braskem will issue 398,175 new class A preferred shares to be transferred to shareholders of Quattor Petroquímica based on an exchange ratio of 0.300571316385725 Braskem class A preferred shares for each Quattor Petroquímica common or preferred shares. Consequently, the capital stock of Braskem, fully subscribed and paid in, will total R$8,043,222,080.50,  representing 801,665,617 shares, comprising 451,669,063 common shares, 349,402,736 class A preferred shares and 593,818 class B preferred shares, all registered and with no par value.

1. Withdrawal Rights

In accordance with Articles 252, Paragraph 1, 230 and 137 of Law 6,404/76, holders of Braskem's common and class B preferred shares dissenting from the resolution taken by the shareholders’ meeting approving the Merger of Shares will have the right to withdraw from the Company (“Withdrawal Rights”) and will be entitled to the reimbursement of their shares in the amount of nine point one five two three seven seven two two reais (R$9.15237722) per share calculated based on the last balance sheet of December 31, 2009, approved by Braskem’s shareholders meeting.

Pursuant to Article 137, item II of Law 6,404/76, holders of Braskem’s class A preferred shares will not be entitled to Withdrawal Rights, since these shares are highly liquid and widely dispersed in the market.

Withdrawal rights may only be exercised in relation to all common and class B preferred shares held by shareholders, uninterruptedly, between December 7, 2010, prior to the beginning of the trading session, the date of publication of the Material Fact disclosing the Merger of Shares, until the date of the effective exercise of Withdrawal Rights. Shares acquired as of this date, inclusive, will not entitle their holders to withdraw from the Merger of Shares.

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Dissenting shareholders wishing to exercise their Withdrawal Rights must expressly manifest this desire, pursuant to item 2 below, between December 28, 2010, the date of publication of the minutes of the meeting that approved the Merger of Shares, until January 27, 2011, inclusive, the end of the period for exercising said Withdrawal Rights. The payment of the reimbursement by Braskem, which is dependent on the effective conclusion of the operation, pursuant to Article 230 of Law 6,404/76, will take place as of February 7, 2011 through the crediting of the corresponding amount with Itaú Unibanco S.A. (“Itaú Unibanco”), the depositary institution for Braskem’s shares, which will then, directly or through the custody agent, pay the dissenting shareholders based on their respective registration details and their shareholding position on December 7, 2010, before the beginning of the trading session.

2. Means of Exercising the Withdrawal Rights

Holders of Braskem’s common and class B preferred shares wishing to exercise their Withdrawal Rights and whose shares are held in custody by Itaú Unibanco, the depositary institution for Braskem’s shares, should, within the above-mentioned period, go to a branch of Itaú Unibanco specialized in services for shareholders, as listed below, during business hours and fill out the corresponding form available at the institution, bearing notarized copies of the following documents:

  Individuals: Identification document (RG), individual taxpayer’s ID (CPF) and proof of residence;

  Legal entities: the last consolidated bylaws or articles of incorporation, corporate taxpayer’s ID (CNPJ/MF), corporate documents granting the power of representation and the CPF, RG and proof of address of the representatives.

In addition to the above documents, shareholders represented by proxies must submit the respective power-of-attorney instrument, which should specify special powers authorizing the proxy to exercise the right of withdrawal and request the stock refund on behalf of the respective shareholder.

Brasília Branch Specializing in Securities
Contact: Constancia Maria S. de Oliveira
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF, CEP: 70300-500

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Belo Horizonte Branch Specializing in Securities

Contact: Jussara Maria Miranda de Souza
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG, CEP: 30130-180

Curitiba Branch Specializing in Securities
Contact: Márcia Regina de N. Machado
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR, CEP: 80010-200

Porto Alegre Branch Specializing in Securities
Contact: Sandra Ferreira da Silva
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS, CEP: 90010-190

Rio de Janeiro Branch Specializing in Securities
Contact: Mônica Lopes Carvalho Rodrigues
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ, CEP: 20050-005

São Paulo Branch Specializing in Securities
Contact: Cláudia A. Germano Vasconcellos
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP, CEP: 01092-900

Salvador Branch Specializing in Securities
Contact: Watson Carlos Passos Barreto
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA, CEP: 40020-010

Holders of shares held in custody at the Asset Depositary Center of the BM&FBOVESPA may, if they so wish, exercise their withdrawal rights through the custody agent.

3. Additional Information on the Withdrawal Rights

Dissenting shareholders may, upon withdrawal, request the preparation of a special balance sheet of the Company, in accordance with Paragraph 2, Article 45 of Law 6,404/76. In this case, on February 7, 2011, shareholders will receive 80% of the reimbursement calculated based on the last approved balance sheet, and the remainder, if any, within one hundred and twenty (120) days of the date of the resolution of the shareholders’ meeting that approved the Merger of Shares.

In view of the practices established by the BM&FBOVESPA, Quattor Petroquímica’s common and preferred shares will continue to be traded under the ticker of Quattor Petroquímica (SZPQ3; SZPQ4) until the end of the period for the exercise by Quattor Petroquímica and Braskem’s management of the provisions in Article 230 of Law 6,404/76. The Companies will announce the date on which the new class A preferred shares of Braskem issued due to the Merger of Shares will begin trading under the ticker of Braskem (BRKM5).

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4. Fractions of Braskem Shares

Fractions of Braskem shares resulting from the replacement of each shareholding position of Quattor Petroquímica will be grouped into whole numbers of shares and sold at an auction on the BM&FBOVESPA after the end of the period for exercising Withdrawal Rights, with the proceeds being made available to the respective shareholders after the financial settlement of the shares sold in the auction. The initial date of the auction for the sale of fractions of Braskem shares resulting from the Merger of Shares and the term for payment of the amounts obtained from the auctions will be announced opportunely.

Further information can be obtained from Braskem’s Investor Relations Department, at telephone +55 (11) 3576-9531 or e-mail braskem-ri@braskem.com.br.

São Paulo, December 27, 2010

Marcela Drehmer

Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.